FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




          For   February 20, 1998
                March 12, 1998
                March 16, 1998
                March 23, 1998
                March 25, 1998



          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)




          Unit 9, 15/F, Tower 1
          China Hong Kong City, 33 Canton Road
          TST, Kowloon, Hong Kong



NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


          NAM TAI ELECTRONICS, INC. ANNOUNCES

VANCOUVER, CANADA February 20, 1998 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today announced its decision to terminate the employment contract of its Chief Financial Officer, Mr. Allan Parkin, during his probationary period and within one month.

Mr. M. K. Koo, the Company's Chairman, will resume acting as the CFO on an interim basis while the Company immediately searches for an individual with qualifications and experience to serve as a chief financial officer of a growing multinational public company. Mr. Koo served in this capacity for most of 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-


NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

           NAM TAI ELECTRONICS, INC. ANNOUNCES
   MARCH 16, 1998 RELEASE DATE OF AUDITED 1997 RESULTS

VANCOUVER, CANADA March 12, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF, and NTAWF) today announced that it expects to release its unaudited fourth quarter and audited year end results for the period ended December 31, 1997, on Monday, March 16 after the market closes.

The Company is pleased that it will announce its audited results earlier than originally anticipated.

The Company will hold an analysts only conference call following the announcement of its audited year end results for analysts to discuss the financial results with management. The conference call has been arranged for Monday, March 16 at 5:00 p.m. E.S.T. Analysts who wish to participate in this call are invited to register with Ms. Wendy Wiseman, P.R. Secretary at 1-800-661-8831 extension 202 before Monday, March 16 at 3:00 p.m. E.S.T.

Shareholders and Investors are invited to listen to the live conference call by dialing 1-800-997-6215 just prior to its start time of 5:00 p.m. E.S.T. on Monday, March 16. Callers will be asked to register with the conference call operator upon dialing in.

The Company will also be hosting an analysts only trip to Hong Kong and Shenzhen China from April 20 - 25 to visit Nam Tai's facilities. Analysts who are interested to join us in Hong Kong and Shenzhen are invited to contact Ms. Wiseman for further information.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anistropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.
                          -end-



NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


               NAM TAI ELECTRONICS, INC. ANNOUNCES
                Q4 EPS UP 210% TO $0.93 vs. $0.30
       AUDITED YEAR END EPS UP 217% TO $3.68 vs. $ 1.16

         VANCOUVER, CANADA March 16, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today announced fourth quarter and audited year end results for the period ended December 31, 1997. Net sales for the fourth quarter were $30.0 million, virtually the same as 1996 fourth quarter sales of $30.0 million. Operating income increased 44% to $3.5 million compared to 1996 fourth quarter operating income of $2.4 million. Net income increased 272% to $8.8 million compared to $2.4 million in the fourth quarter of 1996. Both basic and diluted earnings per share for the fourth quarter of 1997 were $0.93 compared to $0.30 for the prior year period.

Net sales for the year ended December 31, 1997 increased 23% to
$132.9 million compared to $108.2 million for 1996.   Operating
income increased 123% to $19.0 million compared with $8.5 million for the year ended December 31, 1996. Net income increased 228% to $30.8 million compared to $9.4 million for the year ended December 31, 1996. Basic earnings per share and diluted earnings per share increased to $3.70 and $3.68 respectively compared to $1.17 and $1.16 for the prior year period.

The diluted earnings per share calculation for the fourth quarter ended December 31, 1997 takes into account the significant increase in the weighted average common shares outstanding from 7,963,808 in the fourth quarter of 1996 to 9,422,291 for the fourth quarter of 1997. The weighted average common shares outstanding used in the 1997 year end diluted earnings per share calculation increased to 8,391,290 from 8,142,131 for the 1996 year. The change resulted principally from the issuance of approximately 3,000,000 additional shares around the end of November in the Company's Rights Offering.

The Company strengthened its financial position, ending the fourth quarter of 1997 with $9.13 of cash per share and approximately $13.21 of net book value per share, based on the number of shares outstanding as of December 31, 1997. The Company, as of December 31, 1997, had a cash to current liabilities ratio of 5.2:1, a current ratio of 6.8:1, a total assets to total liabilities ratio of 8.6:1, no long term debt, and over $102 million of cash, $95 million of which is in short term deposits in U.S. currency in North America. This includes the approximate net proceeds of $47,700,000 raised in the recently completed Rights Offering.

The Company strengthened its operating performance with higher gross profit margin (24.5% vs. 19.7%), operating profit margin (11.7% vs. 8.1%), and net profit margin (29.2% vs. 7.9%) in the fourth quarter of 1997 compared to the same period in 1996. Year end results for 1997 compared to 1996 shows improved gross profit margin (26.1% vs. 20.5%), operating profit margin (14.3% vs. 7.9%), and net profit margin (23.2% vs. 8.7%).

"After the auditors smoothly finalized the 1997 year end audit Nam Tai is excited with the successful results which show record sales, operating income, and earnings per share," commented Mr. Koo. "Given the worldwide economic turmoil, a certain reduction in existing sales in 1998 is possible but management is working very hard to match the sales and operating profit records set in 1997. The current economic crisis in Southeast Asia creates the perfect timing for the company to take advantage of its $102 million cash balance to support its continued growth with strategic acquisitions and investments."

The Company has previously announced its intention to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability, or enhance its technological capabilities. The Company is in the process of evaluating various investments and acquisitions in the United States, China, Hong Kong and Japan and expects that with time and patience the process will yield results in a minimum of six months.

UPDATE OF STOCK REPURCHASE PROGRAM

As of March 13, 1998 the Company has repurchased approximately
250,000 common shares at an average price of $15.75 per share in the Nasdaq National Market. On January 13, 1998 the Company announced its intention to repurchase up to 1,000,000 common shares over the next three months, from time to time, at prevailing market prices in accordance with Rule 10b. The Company intends to extend the repurchase program for a further three months to achieve the target of 1,000,000 common shares.

FIRST QUARTER 1998 FINANCIAL RESULTS

The Company expects to release its first quarter 1998 financial results on or before May 11, 1998.

DATE SET FOR ANNUAL GENERAL MEETING

Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 8, 1998 at the Four Seasons Hotel, 57 East 57th Street, New York. The record date for the Annual Meeting has been set at April 24, 1998.

ANALYST TRIP TO HONG KONG AND SHENZHEN CHINA

The Company will be hosting an analysts only trip to Hong Kong and Shenzhen China on April 20, 1998 for an open house tour of Nam Tai's facilities and a meeting with management. The Company will arrange ferry transport from Hong Kong to Shenzhen departing at 7:30 a.m. and returning to Hong Kong by 5:00 p.m. the same day. Analysts who are interested in joining are invited to contact Ms. Wiseman at 1-800- 661-8831 for further information.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause such a difference include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1996.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anistropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -more-

Page 4 of 5
NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 1997 and 1996
(In Thousands of U.S. Dollars except per share data)

                                                        Audited
                                       Three months endedTwelve months ended
                                          December 31        December 31
                                            1997               1996           1997         1996
Net sales                               $ 30,013           $ 29,987       $132,854     $108,234
Cost of sales                             22,665             24,089         98,130       86,049

  Gross profit                             7,348              5,898         34,724       22,185
                                        --------           --------       --------     --------
Costs and expenses
 Selling, general and
   administrative expenses                 3,010              3,175         13,799       12,702
 Research and development expenses           835                291          1,909          950
                                           3,845              3,466         15,708       13,652
                                        --------           --------       --------     --------
Income from operations                     3,503              2,432         19,016        8,533

  Net gain/(loss) on disposal of property,
    plant and equipment                    2,686              (122)          4,350        (123)
  Other income - net                       2,526                137          7,791        1,253
  Interest expense                           (1)               (55)           (39)         (89)

Income from consolidated companies
  before income taxes                      8,714              2,392         31,118        9,574
Income tax (expense)benefit                   41               (36)          (279)        (158)

Net income                               $ 8,755            $ 2,356        $30,839      $ 9,416

Basic earnings per share                $   0.93           $   0.30      $    3.70    $    1.17
Diluted earnings per share              $   0.93           $   0.30      $    3.68    $    1.16



Page 5 of 5

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 1997 and 1996
(In Thousands of U.S. Dollars)

                                                                 Audited                     Audited
                                                 December 31 December 31
                                                        1997        1996
ASSETS
Current assets:
  Cash and cash equivalents                         $102,411    $ 17,741
  Accounts receivable, net                            16,985      16,589
  Inventories                                          9,838      10,511
  Prepaid expenses and deposits                        3,788       1,768

      Total current assets                           133,022      46,609
                                                    --------    --------
Long term investments                                    833       4,050
                                                    --------    --------
Property, plant and equipment, at cost                44,295      46,751
 Less: accumulated depreciation and amortization    (11,853)    (10,264)
                                                      32,442      36,487
                                                    --------    --------
Other assets                                           1,491       1,245

     Total assets                                   $167,788     $88,391

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                       $1,814      $5,186
  Accounts payable and accrued expenses               17,551      16,184
  Income tax payable                                     187          31

     Total current liabilities                        19,552      21,401
                                                    --------    --------
Shareholders' equity:
  Common shares                                          112          78
  Additional paid-in capital                          80,044      28,572
  Stock option grants                                      0         305
  Retained earnings                                   68,050      38,007
  Foreign currency translation adjustment                 30          28

     Total shareholders' equity                      148,236      66,990

     Total liabilities and shareholders' equity    $ 167,788    $ 88,391


NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


          NAM TAI ELECTRONICS, INC. RAISES ANNUAL DIVIDEND to $0.28 from $0.10
                      -- DIVIDENDS OF $0.07 TO BE PAID QUARTERLY --

   VANCOUVER, CANADA March 23, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM: NTAIF and NTAWF) today announced it has increased its annual dividend to $0.28 per share for 1998 compared to $0.10 per share for 1997. The Company also announced it will begin paying dividends on a quarterly basis, commencing with the first quarter 1998 dividend of $0.07 per share to be paid on or before April 28, 1998 to all shareholders of record at the close of business on April 6, 1998.

This is the first time the Company has announced dividends on a quarterly basis. Previously, the Company paid annual dividends of $0.01, $0.015, $0.03 and $0.10 per share in 1994, 1995, 1996 and 1997, respectively.

Mr. M. K. Koo, Chairman, announced, "The Company is pleased with our strong sales and profit growth, large cash position of $102 million, and $3.68 diluted earnings per share for the year ended December 31, 1997 from net income of $30.8 million. The $3.68 total includes $2.27 of operating income per share, representing a total of $19 million, and $1.41 of non-operating income per share after tax. The non-operating income of $12 million includes a net gain of $4,350,000 arising from the sale of property in Hong Kong and Canada and the write-off of equipment, a $5,488,000 gain from the sale of investments, $1,808,000 of net interest income, and approximately $456,000 of other income. Accordingly, we are happy to reward our shareholders by increasing the dividend and increasing the frequency of dividend payments. Before the end of each remaining quarter in 1998 we plan to announce a similar quarterly dividend of $0.07. Record and payment dates will be announced at the same time."

It is the current policy of Nam Tai to determine the actual amount of future dividends based upon the Company's growth during the preceding year.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause such a difference include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1996.


NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


                 NAM TAI ELECTRONICS, INC. AWARDED
          TEXAS INSTRUMENTS 1997 SUPPLIER EXCELLENCE AWARD

    VANCOUVER, CANADA March 25, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced the Company has been awarded the Texas Instruments 1997 Supplier Excellence Award. This is the third year in a row for Nam Tai to receive this prestigious award. The award recognizes suppliers who have achieved world-class performance in the following categories: product quality, quality management, continuous on-time delivery of products to support customer needs, cycle times, leadership product pricing and value, customer service, technology, and environmental leadership. To qualify for the award the first time requires very high scores in each of the categories. To receive the award in subsequent years requires continuous improvement over the high scores required for the first year.

"The Company is committed to the principle of providing total quality and will strive to meet the requirements to receive this award for a fourth year. We also extend the same commitment of total quality to all our OEM customers," commented Mr. Koo. "We hope to continue growing the business by co-ordinating with our OEM customers to bring high quality, reasonably priced products to the end user."

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anistropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The
Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.


                          -end-

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       For and on behalf of
                                       Nam Tai Electronics, Inc.

                                       by
                                       (S.d.)  M.K. KOO
                                       ____________________
                                       M.K. Koo, Chairman

          Date: March 26, 1998